Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended June 30, 2018 under IFRS

EPS grows 9.9% YoY; sale of hosted data center business concluded

Bangalore, India and East Brunswick, New Jersey, USA – July 20, 2018 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended June 30, 2018.

Highlights of the Results

Results for the Quarter ended June 30, 2018:

•	Gross Revenue was ₹ 139.8 billion ($2.0 billion1), up 1.5% sequentially and 2.6% YoY.

•	IT Services Segment Revenue at ₹ 137.0 billion ($2.0 billion1), up 2.2% sequentially and 5.2% YoY.

•	IT Services Segment Revenue in dollar terms at $2,026.5 million, down 1.7% sequentially, up 2.8% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue up 0.1% sequentially and 2.4% YoY.

•	IT Services Margin[2] for the quarter at 17.2%. This includes a gain of ₹ 2,529 million ($36.9 million1) from the sale of our hosted data center business in the quarter ended June 30, 2018.

•	EPS for the quarter at ₹ 4.71 ($0.071) per share, an increase of 9.9% YoY.

Performance for the Quarter ended June 30, 2018

Abidali Z. Neemuchwala, CEO and Member of the Board said - “We have seen pickup in spending in the developed markets, particularly in North America and BFSI. Our investments in Digital continue to help us build differentiation in key industry segments, which is resulting in a consistent improvement in our client metrics. We have had a good quarter of order bookings and I am confident we are moving in the right direction.”

Jatin Dalal, Chief Financial Officer said -“We successfully concluded the sale of our hosted data center business in the quarter. We continue to improve our operating metrics and generated strong operating cash flows at 136% of our Net Income during the quarter.”

Outlook for the Quarter ending September 30, 2018

We expect Revenue from our IT Services business to be in the range of $2,009 million to $2,049 million*. This translates to a sequential growth of 0.3% to 2.3%, excluding the impact of the divestment of our hosted data center services business which concluded in the quarter ended June 30, 2018.

*	Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.18, AUD/USD at 0.75, USD/INR at 68.50 and USD/CAD at 1.29.

1.	For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 68.46, as published by the Federal Reserve Board of Governors on June 30, 2018. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2018 was US$1= ₹ 67.61.

2.	IT Services Margin refers to Segment Results Total.

IT Services

Wipro continued its momentum in winning large deals globally as described below:

Wipro has won an applications cloud migration contract from a European investment bank for their repository of applications.

A major US airline has renewed its multi-year contract with Wipro for global contact center support and other business process services.

Wipro has won a multi-year business process operations transformation contract from an Australian construction and property management company. The engagement will leverage Wipro’s AI, cognitive-driven automation and platforms to standardize and transform the client’s finance and HR operations into a global shared services model.

Wipro has been awarded a multi-year cargo management contract by LATAM Cargo S.A., a leader in air cargo transport to, from and within Latin America. Wipro will deploy its end to end cargo management system, CROAMIS, for the client.

Wipro has been awarded a multi-year quality engineering transformation contract by a leading African financial services company. Our proprietary platforms - Wipro AssureNXT and Wipro HOLMESTM will drive cost optimization as well as standardize and transform the quality engineering landscape for the client.

Digital Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

A global pharmaceutical company has selected Wipro to support its strategic assessment and go-to-market approach for its diagnostics business unit. The project will leverage Wipro’s industry expertise and service design methodology to help define a futuristic strategy roadmap for the business unit.

Wipro has won an application modernization and cloud migration contract from a global financial services company, aimed at driving greater business agility and improved end-customer experience.

Wipro and Designit have been selected by a leading North American student aid organization to help transform and reimagine its customer experience across its loan portals through redesigned business processes and digital touchpoints.

Wipro also continues to win deals in the cloud applications space by leveraging Appirio Cloud Services:

•	An American retailer has extended its HR transformation contract with Wipro. This program will improve the customer experience as well as the employee satisfaction in its stores.

•	A large medical advocacy group has selected Wipro as a partner to transform its employee and member experience. Wipro will implement a cloud-based solution to enhance the group’s human capital management, payroll and finance operations.

Analyst Accolades and Awards

Wipro was recognized as a Leader in the Nelson Hall NEAT assessment on Business Process Transformation through RPA & AI.

Wipro was recognized as a Leader in IDC MarketScape for Worldwide Manufacturing Information Transformation Strategic Consulting 2018 Vendor Assessment.

Wipro was recognized as a Leader in Everest Group’s Know Your Customer-Anti Money Laundering (KYC-AML) BPO – State of the Market with Services PEAK Matrix™ Assessment 2018.

Wipro has been awarded the National Intellectual Property (IP) Award 2018 by Intellectual Property Office (IPO), Government of India and The Department of Industrial Policy and Promotion (DIPP), in the ‘Top Public Limited Company / Private Limited Company for Patents & Commercialization in India’ category.

All product names, logos, and brands are property of their respective owners.

IT Products

•	IT Products Segment Revenue for the quarter ended June 30, 2018 was ₹ 3.5 billion ($51.6 million1).

•	IT Products Margin for the quarter was -20.9%.

Please refer the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2018, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro180720.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Vaibhav Saha	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
vaibhav.saha@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2018	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
ASSETS
Goodwill	117,584	121,610	1,776
Intangible assets	18,113	17,868	261
Property, plant and equipment	64,443	65,357	955
Derivative assets	41	29	—
Investments	7,668	6,448	94
Investment in equity accounted investee	1,206	1,212	18
Trade receivables	4,446	4,179	61
Deferred tax assets	6,908	6,724	98
Non-current tax assets	18,349	19,269	281
Other non-current assets	15,726	16,547	242

Total non-current assets	254,484	259,243	3,786

Inventories	3,370	3,803	56
Trade receivables	100,990	97,608	1,426
Other current assets	30,596	26,415	386
Unbilled receivables	42,486	26,691	390
Contract assets	—	18,209	266
Investments	249,094	250,729	3,662
Current tax assets	6,262	6,787	99
Derivative assets	1,232	3,065	45
Cash and cash equivalents	44,925	70,685	1,033

	478,955	503,992	7,363
Assets held for sale	27,201	—	—

Total current assets	506,156	503,992	7,363

TOTAL ASSETS	760,640	763,235	11,149

EQUITY
Share capital	9,048	9,048	132
Share premium	800	861	13
Retained earnings	453,265	472,454	6,901
Share based payment reserve	1,772	1,958	29
Other components of equity	18,051	15,332	224

Equity attributable to the equity holders of the Company	482,936	499,653	7,299
Non-controlling interest	2,410	2,172	32

TOTAL EQUITY	485,346	501,825	7,331

LIABILITIES
Long - term loans and borrowings	45,268	47,060	687
Derivative liabilities	7	—	—
Deferred tax liabilities	3,059	2,407	35
Non-current tax liabilities	9,220	8,925	130
Other non-current liabilities	4,230	4,079	60
Provisions	3	2	—

Total non-current liabilities	61,787	62,473	912

Loans, borrowings and bank overdrafts	92,991	70,668	1,032
Trade payables and accrued expenses	68,129	75,530	1,103
Unearned revenues	17,139	18,801	276
Current tax liabilities	9,417	13,304	194
Derivative liabilities	2,210	3,287	48
Other current liabilities	16,613	16,575	242
Provisions	796	772	11

	207,295	198,937	2,906
Liabilities directly associated with assets held for sale	6,212	—	—

Total current liabilities	213,507	198,937	2,906

TOTAL LIABILITIES	275,294	261,410	3,818

TOTAL EQUITY AND LIABILITIES	760,640	763,235	11,149

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2017	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Footnote 1 on Page 1
Gross revenues	136,261	139,777	2,042
Cost of revenues	(97,111)	(100,350)	(1,466)
Gross profit	39,150	39,427	576

Selling and marketing expenses	(10,146)	(10,813)	(158)
General and administrative expenses	(7,264)	(8,608)	(126)
Foreign exchange gains/(losses), net	353	771	11
Other Operating Income	—	2,529	37

Results from operating activities	22,093	23,306	340

Finance expenses	(1,601)	(1,649)	(24)
Finance and other income	6,327	5,197	76
Share of profits/(loss) of equity accounted investee	(1)	(53)	(1)
Profit before tax	26,818	26,801	391
Income tax expense	(5,994)	(5,865)	(86)

Profit for the period	20,824	20,936	305

Attributable to:
Equity holders of the Company	20,765	21,206	310
Non-controlling interest	59	(270)	(5)

Profit for the period	20,824	20,936	305

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.29	4.71	0.07
Diluted	4.28	4.70	0.07

Weighted average number of equity shares used in computing earnings per equity share
Basic	4,845,115,238	4,503,615,899	4,503,615,899
Diluted	4,851,070,943	4,511,794,217	4,511,794,217
Additional Information
Segment Revenue
IT Services Business Units
BFSI	34,934	41,054	600
HLS+A24	19,150	18,209	266
CBU	20,535	21,987	321
ENU	17,464	17,205	251
TECH	17,664	19,504	285
MFG	11,678	11,304	165
COMM	8,831	7,740	113

IT SERVICES TOTAL	130,256	137,003	2,001
IT PRODUCTS	6,343	3,532	52
RECONCILING ITEMS	15	13	—

TOTAL	136,614	140,548	2,053

Segment Result
IT Services Business Units
BFSI	5,441	7,149	104
HLS	2,734	2,070	30
CBU	2,934	2,615	38
ENU	3,651	2,690	39
TECH	3,481	4,064	59
MFG	1,694	1,402	20
COMM	1,449	754	11
UNALLOCATED	532	695	10
OTHER OPERATING INCOME	—	2,529	37

TOTAL IT SERVICES	21,916	23,968	348
IT PRODUCTS	31	(740)	(11)
RECONCILING ITEMS	146	78	1

TOTAL	22,093	23,306	338

FINANCE EXPENSE	(1,601)	(1,649)	(24)
FINANCE AND OTHER INCOME	6,327	5,197	77
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE	(1)	(53)	—

PROFIT BEFORE TAX	26,818	26,801	391
INCOME TAX EXPENSE	(5,994)	(5,865)	(86)

PROFIT FOR THE PERIOD	20,824	20,936	305

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit are split from the former Manufacturing & Technology (MNT) business unit. The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Financial and other Income” in the interim condensed consolidated statement of income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended June 30, 2018
IT Services Revenue as per IFRS	$2,026.5
Effect of Foreign currency exchange movement	$37.7

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,064.2

Three Months ended June 30, 2018
IT Services Revenue as per IFRS	$2,026.5
Effect of Foreign currency exchange movement	$(7.2)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,019.3